Exhibit 99.1

LAKE SHORE GOLD ANNOUNCES DETAILS OF FIRST HALF AND SECOND QUARTER 2015 CONFERENCE CALL AND WEBCAST

TORONTO, ONTARIO-- (Marketwired – July 17, 2015) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") today announced that the Company plans to release its first half and second quarter 2015 financial and operating results before the market opens on Thursday, July 30, 2015. The Company will then host a conference call to review the results later that day at 2:30 pm EST. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website.

Conference ID: 88975669
Participant call-in: 647-788-4919 or 877-291-4570 (North American toll free number)
Replay number: 416-621-4642 or 800-585-8367 (North American toll free number)
Re-dial ID: 88975669
Available until: 11:59 pm (August 6, 2015)

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com